VIA U.S. MAIL AND FACSIMILE

September 27, 2010

Mr. Sirimal R. Mukerjee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated September 24, 2010
Constellation Energy Partners LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-33147

Dear Mr. Mukerjee:

This letter is in response to your correspondence dated September 24, 2010, concerning the filing listed above for Constellation Energy Partners LLC. In that letter, you asked that we amend our filing and respond to the comments within 10 business days or advise the staff when we will respond. We respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period and we anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than October 15, 2010. In the meantime, please do not hesitate to contact me. I can be reached at (832) 308-3698.

Sincerely,

/s/ Stephen R. Brunner
Stephen R. Brunner

Cc:

Michael Hiney, CEP

Lisa J. Mellencamp, CEP

Scott Olson, Andrews Kurth LLP